Exhibit 12.1
Ameren Corporation Computation of Ratio of Earnings to Fixed Charges (Thousands of Dollars, Except Ratios)

	9 Months Ended		Year Ended
	September 30,		December 31,
	2007		2006
Net income from continuing operations	$509,606		$546,738
Less- Change in accounting principle	-		-
Less- Minority interest	(19,884)		(27,135)
Add- Taxes based on income	278,773		283,825

Net income before income taxes, change in accounting principle, and minority interest	808,263		857,698

Add- fixed charges:
Interest on long term debt	314,402	(1)	345,410
Estimated interest cost within rental expense	3,521		4,081
Amortization of net debt premium, discount, and expenses	14,179		15,341
Subsidiary preferred stock dividends	8,162		10,936
Adjust preferred stock dividends to pre-tax basis	4,394		5,565
Total fixed charges	344,658		381,333

Less: Adjustment of preferred stock dividends to pre-tax basis	4,394		5,565

Earnings available for fixed charges	$1,148,527		$1,233,466

Ratio of earnings to fixed charges	3.33		3.23

(1)  Includes FIN 48 interest expense